Exhibit 21

Subsidiaries of Allied Healthcare International Inc.

Subsidiary	Jurisdiction of Organization
Allied Healthcare Group Holdings Limited (formerly known as Allied Healthcare Group Limited and as Transworld Holdings (UK) Limited)	England
Allied Healthcare Holdings Limited (formerly known as Transworld Healthcare (UK) Limited)	England
Omnicare Limited	England
Allied Healthcare Group Limited	England